UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   Rule 14f-1
                                   ----------

                    Report of Change in Majority of Directors

 Information Statement Pursuant to Section 14(f) of the Securities Exchange Act
                        of 1934 and Rule 14f-1 Thereunder

                              CAMDEN MINES LIMITED
                              --------------------
                (Name of Registrant as Specified In Its Charter)


                        Commission File Number: 000-33195


                              CAMDEN MINES LIMITED
                         1040 W. Georgia St., Suite 1160
                         Vancouver, B.C. Canada V6E 4H1
                                 (604) 605-0885


Incorporated in the                                      Employer Identification
State of Nevada                                          No. 88-0437644



                        INFORMATION STATEMENT PURSUANT TO
                         SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER


                 NO VOTE OR OTHER ACTION BY THE SHAREHOLDERS OF
              CAMDEN MINES LIMITED IS REQUIRED IN RESPONSE TO THIS
             INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

GENERAL
-------

This Information Statement is being mailed on or about August 24, 2004 to the holders of shares of common stock, par value $0.00001 (the "Common Stock") of Camden Mines Limited ("Camden"). You are receiving this Information Statement in connection with the proposed appointment of new members to a majority of seats on Camden's Board of Directors (the "Board").

On July 16, 2004, Mr. Xianping Wang, Mr. Sergei Stetsenko and Mr. Hugh Grenfal entered into a stock purchase agreement (the "Stock Purchase Agreement") whereby Mr. Wang acquired in aggregate 45,000,000 (post-dividend on a basis of two additional shares for each outstanding share which was effective July 29, 2004) shares of Common Stock of Camden from Mr. Stetsenko and Mr. Grenfal at $0.0011 per share for a total of purchase price of $50,000.

The Stock Purchase Agreement closed on August 5, 2004. Mr. Xianping Wang now directly owns 45,000,000 shares of Common Stock of Camden which constitutes approximately 73.70% of the issued and outstanding capital stock of Camden. In addition, Mr. Wang was appointed a director of Camden on August 5, 2004.

This Information Statement is being furnished to provide you with certain information concerning the anticipated change in the majority of the members of Camden's Board.

In accordance with the Stock Purchase Agreement, Mr. Sergei Stetsenko and Mr. Hugh Grenfal were to resign as officers and directors of Camden at closing and Mr. Xianping Wang and Mr. Henry Jung were to be appointed as directors of Camden. Shortly thereafter, Mr. Wang and Mr. Jung intend to appoint Mr. Reg Handford, Mr. Peter Shandro and Mr. Edward Wong as additional directors of Camden. However, the resignations and appointments of the above named individuals cannot take place until at least 10 days after this Information Statement has been filed with the Securities and Exchange Commission and transmitted to all holders of record of securities of Camden who would be entitled to vote at a meeting for election of directors.

It is anticipated that the newly constituted Board will then appoint Mr. Xianping Wang as President and CEO of Camden, Mr. Henry Jung as CFO of Camden and Mr. Reg Handford as Secretary and Treasurer of Camden.

Please read this Information Statement carefully. It contains biographical and other information concerning the executive officers and directors. All Camden filings, and exhibits thereto, may be inspected without charge at the public reference section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this material also may be obtained from the SEC at prescribed rates. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of Camden filings may be obtained from the SEC's website at http://www.sec.gov.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
--------------------------------------------------------------

The following table sets forth certain information, as of August 23, 2004, regarding beneficial ownership of Common Stock by (i) each person known by Camden (based on publicly available filings with the SEC) to be the beneficial owner of more than 5% of the outstanding shares of its Common Stock, (ii) each current director, nominee and executive officer of Camden and (iii) all current officers and directors as a group. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act based upon information furnished by the persons listed or contained in filings made by them with the SEC. Except as otherwise indicated below, the shareholders listed possess sole voting and investment power with respect to their shares.

As of the date of this Information Statement, there are 61,056,375 shares of Common Stock issued and outstanding.

Name and Address                                                Amount and Nature        Percent of
of Beneficial Owner                      Position            of Beneficial Ownership    Common Stock
-------------------                      --------            -----------------------    ------------
Hugh Grenfal                     President, Treasurer and              Nil                     0%
Kogl 1, St. Georgen im           Director
Attergau, Austria  A-4880

Sergei Stetsenko                 Secretary and Director                Nil                     0%
c/o 704 - 1155 Beach Ave.
Vancouver, B.C., Canada
V6E 1V2

Xinaping Wang                    Director                       45,000,000 shares          73.70%
B-26F Oriental Kenzo, No. 48,                                  which are directly
Dongshimenwai, Dongcheng                                               owned
District, Beijing, China
100027

All current officers and                                           45,000,000              73.70%
directors as a group

Notes:
     (*) Beneficial ownership of Common Stock has been determined for this purpose in accordance with Rule 13d-3 under the Exchange Act, under which a person is deemed to be the beneficial owner of securities if such person has or shares voting power or investment power with respect to such securities, has the right to acquire beneficial ownership within 60 days.


DIRECTORS AND EXECUTIVE OFFICERS
--------------------------------

The following sets forth information regarding Camden's proposed executive officers and directors.

      Name of Nominee         Age   Principal Occupation During the Last 5 Years
      ---------------         ---   --------------------------------------------
Xianping Wang,                44    Mr. Xianping Wang has been a director of
President, CEO and Director         Camden since August 5, 2004. Mr. Wang is the
                                    President of Asia-Durable (Beijing)
                                    Investments Co., Ltd., which is a company that has successfully invested in construction and development projects as well as biotechnology research. From 1997 to 2002, Mr. Wang was the President of Beijing
                                    New Fortune Investment Co., Ltd., which is a company that has invested in real estate and other profitable projects such as Chongqing
                                    Wanli Storage Battery Co., Ltd. and Shenzhen
                                    Technology Co., Ltd. Mr. Wang helped
                                    Chongqing Wanli Storage Battery Co., Ltd.
                                    and Shenzhen Technology Co., Ltd. to become publicly listed companies on Chinese stock markets in Shanghai and Shenzhen. Mr. Wang received a Engineer Bachelor Degree from Navy Engineering Institute in 1978 and an
                                    Economy Master Degree from Tsinghua
                                    University in 1990.

Henry Jung,                   53    Mr. Henry Jung is as a self employed
CFO and Director                    Chartered Accountant engaged by various
                                    public and private companies to assist them in a controllership and financial advisory capacity. These services include preparation of financial budgets and forecasts in addition to management of operating budgets and overseeing project programs

Reg Handford,                 58    Mr. Reg Handford has been a self employed
Secretary, Treasurer and            business consultant providing management,
Director                            corporate relations and compliance services
                                    to public and private companies since 2001.
                                    From 1999 to 2001 Mr. Handford was an
                                    editing and marketing person for ChinaWeb a subsidiary of Stock Exchange Executive
                                    Council, a quasi-governmental organization that is changed with disseminating news, information and quotes from China's stock markets both domestically and internationally. From 1998 to 1999 Mr.
                                    Handford was a pro trader at Levesque
                                    Securities Ltd. located in Vancouver,
                                    Canada. In addition, Mr. Handford has 17 years experience as a stock broker in Vancouver, Canada, and 10 years of personal investing experience as well as management positions in publicly traded companies, both in mining and in technology.

Peter Shandro,                60    Mr. Peter Shandro is a self employed
Director                            business consultant. From 1999 to 2003 he
                                    was the CEO of XML Global Technologies, Inc.
                                    a software development company focused on data transformation and web-based transactional solutions. Mr. Shandro has business development, corporate finance, public offering and strategic planning experience in manufacturing, distribution, retail, medical devices, software development, transportation and oil and gas exploration, both as a principal and consultant through Wes-Sport Holdings Ltd, a company he founded in 1981.

Edward Wong,                  38    Mr. Edward Wong is a self employed trial
Director                            lawyer who appears at all levels of court in
                                    the Province of British Columbia, Canada on civil litigation matters including commercial, employment, trademark and family matters. From 1996 to 2003, Mr. Wong was a director of Junior Achievement of British
                                    Columbia, including a term as chairman. Mr.
                                    Wong is a past member of the executive
                                    committee of Junior Achievement of Canada.

As of the date of this Statement no current or proposed director or executive officer of Camden is or has been involved in any legal proceeding concerning:
(i) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (ii) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses) within the past five years; (iii) being subject to any order, judgment or decree permanently or temporarily enjoining, barring, suspending or otherwise limiting involvement in any type of business, securities or banking activity; or (iv) being found by a court, the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law (and the judgment has not been reversed, suspended or vacated).


EXECUTIVE COMPENSATION
----------------------

The following table sets out the compensation received by the President and Chief Executive Officer of Camden for the last three fiscal years ended June 30, 2004. Camden did not have any other highly compensated executive officers with annual salary and bonus in excess of $100,000 per year.

                                                        Other                         Restricted Shares or
Name and                                               Annual      Securities Under     Restricted Share
Principal Position     Year    Salary      Bonus    Compensation   Options Granted            Units
------------------    -----   --------   ---------  ------------   ----------------   --------------------
Hugh Grenfal (1)       2004      --         --           --              --                    --
President, CEO and     2003      --         --           --              --                    --
Director               2002      --         --           --              --                    --

No long term incentive plan awards were made to any executive officer during the fiscal year ended June 30, 2004.

Option/SAR Grants in Last Fiscal Year
-------------------------------------

No individual grants of stock options, whether or not in tandem with stock appreciation rights ("SARs") and freestanding SARs have been made to any executive officer or any director since our inception, accordingly, no stock options have been exercised by any of the officers or directors in fiscal 2004.

There were no formal arrangements under which directors were compensated by Camden during the most recently completed fiscal year for their services solely as directors.


BOARD OF DIRECTORS
------------------

Each director holds office until the next annual meeting of shareholders, and until his successor is elected and qualified. The bylaws permit the Board of Directors to fill any vacancy and the new director may serve until the next annual meeting of shareholders and until his successor is elected and qualified. Officers are elected by the Board of Directors and their terms of office are at the discretion of the Board. There are no family relations among any current or proposed officers or directors of Camden.


AUDIT COMMITTEE
---------------

As of the date of this Statement, our audit committee consisted of the following directors:

         Hugh Grenfal
         Sergei Stetsenko

None of the directors on the audit committee are deemed independent. Each member on the current audit committee also hold positions as our officers. Our audit committee is responsible for: (i) selection and oversight of our independent accountant; (ii) establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters; (iii) establishing procedures for the confidential, anonymous submission by our employees of concerns regarding accounting and auditing matters; (iv) engaging outside advisors; and (v) funding for the outside auditory and any outside advisors engagement by the audit committee.

It is anticipated that the newly constituted Board will appoint Mr. Henry Jung, Mr. Peter Shandro and Mr. Edward Wong to the audit committee upon the resignation of Mr. Hugh Grenfal and Mr. Sergei Stetsenko, which is anticipated to result in there being a majority of disinterested directors on the audit committee.

AUDIT FEES
----------

During the fiscal year ended June 30, 2004, Camden expects to incur approximately $3,500.00 in fees to its principal independent accountant for professional services rendered in connection with audit of Camden's financial statements for fiscal year ended June 30, 2004 and for the review of Camden's financial statements for the fiscal quarters ended March 31, 2004, December 31, 2003 and September 30, 2003.


FINANCIAL INFORMATION SYSTEMS DESIGN AND IMPLEMENTATION FEES
------------------------------------------------------------

During fiscal year ended June 30, 2004, Camden did not incur any fees for professional services rendered by its principal independent accountant for certain information technology services which may include, but is not limited to, operating or supervising or managing Camden's information or local area network or designing or implementing a hardware or software system that aggregate source data underlying the financial statements.


ALL OTHER FEES
--------------

Camden did not incur any other audit related fees for advice from its principal independent accountant during the fiscal year ended June 30, 2004.


COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT
-------------------------------------------------

Section 16(a) of the Exchange Act, as amended, requires Camden's executive officers, directors and persons who beneficially own more than 10% of Camden's Common Stock to file reports of their beneficial ownership and changes in ownership (Forms 3, 4 and 5, and any amendment thereto) with the SEC. Executive officers, directors, and greater-than-ten percent holders are required to furnish Camden with copies of all Section 16(a) forms they file.

Based solely upon a review of the Forms 3, 4, and 5 furnished to Camden for the fiscal year ended June 30, 2004, Camden has determined that its directors, officers, and greater than 10% beneficial owners complied with all applicable
Section 16 filing requirements, except as described below.

Mr. Xianping Wang, failed to timely file his initial Form 3 relating to his acquisition of 45,000,000 shares of Common Stock in aggregate from Mr. Hugh Grenfal and Mr. Sergei Stetsenko on August 5, 2004, due to problems with attempting to apply for and receive EDGAR codes. Mr. Wang filed his Form 3 on August 12, 2004.


DATED: August 23, 2004

                         Camden Mines Limited

                         /s/ Hugh Grenfal
                         -----------------------
                         Hugh Grenfal, President
                         and Director